

Mail Stop 4631

July 25, 2016

Via E-mail
Mr. Robert W. Bryant
Executive Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, PA 19103

> **RE:** **Axalta Coating Systems Ltd.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2016**
> **Item 2.02 Form 8-K**
> **Filed April 28, 2016**
> **File No. 1-36733**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Non-GAAP Financial Measures, page 41

1.   In your disclosures regarding the non-GAAP financial measures you present, we note numerous references that imply items being excluded are "non-recurring" and "unusual

or non-recurring;" however, it appears to us that virtually none of the items you exclude meet the definitions of non-recurring, unusual or infrequent set forth in Item 10(e)(ii)(B) of Regulation S-K. Please do not refer to adjustments being non-recurring, unusual or infrequent unless they comply with Item 10(e)(ii)(B) of Regulation S-K. Please refer to Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

2.   In your disclosures regarding the usefulness of the non-GAAP financial measures you present, we note you refer to your "core business." Please disclose and discuss how you determine and define your "core-business" particularly since many of the items excluded from your non-GAAP financial measures are incurred in each period presented.

Liquidity and Capital Resources, page 55

3.   On page 24, you disclose that you are largely dependent on the receipt of distributions and dividends or other payments from your subsidiaries and joint ventures for cash to fund all your operations and expenses. Please address if there are any restrictions on your ability to declare dividends and discuss the potential impact on your liquidity, financial condition and results of operations, including the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Item 8. Financial Statements and Supplementary Data, page 76

(3) Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 87

4.   We note that during the Successor periods you capitalize up-front costs to obtain contracts with certain customers. Please tell us the specific nature and amounts of up-front costs you capitalized and expensed during each period presented. Please also tell us the nature and terms of the customer contracts that the costs relate to. In addition, please tell us the accounting literature that supports your capitalization of the costs.

(14) Income Taxes, page 112

5.   In regard to your effective income tax rate reconciliations, please disclose and more fully explain to us the factors that resulted in significant changes in foreign income taxed at rates other than 35% and changes in valuation allowances during each period presented. Also, please disclose and tell us the amount of taxable income you are required to generate to fully realize your deferred tax assets. Your disclosures appear to indicate that your valuation allowances may not relate to U.S. NOLs, please specifically address your basis for determining realization of the related deferred tax assets is more likely than not in light of the domestic losses during each period presented.

(27) Venezuela, page 131

6.   Based on your disclosures related to Venezuela, please address the following:

- Quantify your total exposure if you were required to deconsolidate operations in Venezuela, including the amount of any related unrealized currency translation adjustments included in accumulated other comprehensive income as of the most recent year end and as of the current interim period;
- Quantify the amounts of operating income and net income from operations in Venezuela during each period presented and during the current interim period;
- In light of the differences between the exchange rates you used as of December 31, 2015 and 2014, we would have expected more significant differences in the related assets, liabilities and revenues you disclosed from period to period. Explain why the change in exchange rates did not have a more significant impact on the recorded assets, liabilities and revenues, including what offset the change in exchange rates;
- Explain if and how intercompany inventory purchases are settled;
- Quantify and explain the assumptions you used in your determination that your long lived assets in Venezuela are not impaired;
- Explain how you determined the fair value of the real estate you own in Venezuela, including how you determined the remaining carrying value is recoverable. Also, address how and why you determined that presenting the related impairment below operating income is appropriate.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Annual Performance-Based Compensation, page 28

7.   We note the 20% weighting for individual performance in your performance metric table on page 30. In future filings, please disclose the individual performance weight achieved for each of your executive officers.

Summary Compensation Table, page 37

8.   In future filings, please use the table headings that correspond to Item 402(c)(1) of Regulation S-K and ensure that your stock awards, option awards and nonqualified deferred compensation earnings are disclosed in the appropriate columns.

Director Compensation, page 43

9.   In future filings, please disclose by footnote the aggregate grant date fair value of stock awards as computed in accordance with FASB Accounting Standards Codification Topic

718 for each director. Please also disclose, for each director, the aggregate number of stock awards outstanding at the fiscal year end. See Item 402(k)(2)(iii) of Regulation S-K and Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Form 8-K Filed April 28, 2016

10.   You appear to disclose non-GAAP financial measures more prominently than directly comparable GAAP measures and do not adequately explain how tax effects of non-GAAP adjustments are calculated which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release/call presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction